SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 17, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A LAWSUIT

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A LAWSUIT

ROSH HA'AYIN, Israel, August 17, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that on August 17, 2022, the Company received a lawsuit filed by Lapidot Capital Ltd. (the "Plaintiff"), that hold 2,173,126 of the Company’s shares (the "Plaintiff's Shares"), in the Central District Court in Lod (the "Lawsuit").

The Plaintiff's Shares are currently registered under the Plaintiff's name in the Company's shareholder registry as Founding Israeli Shareholder shares, as defined in the Company's Articles of Association. As part of the Lawsuit, the Plaintiff claims that due to changes to the Company’s MRT license, the Company's Articles of Association no longer require the registration of the Plaintiff's Shares under the Plaintiff's name in the Company's shareholder registry. Therefore, the Plaintiff is petitioning the Court to grant an order to the Company instructing it to register the Plaintiff's Shares in the Company's shareholder registry under the Company's nominee company (Mizrahi Tfahot Nominee Company Ltd.), as regular and free shares, in a manner that will allow trading the Plaintiff's Shares on the stock exchange and a declaratory relief according to which the Plaintiff is entitled to receive damages from the Company in the amount equal to the value of the Plaintiff's Shares according to the share price on the date the Lawsuit was filed, in addition to interest and linkage differences from the date the Lawsuit was filed until the day the damages are granted, to be offset by the value of the shares on the day the Plaintiff's Shares will be registered under the nominee company.

The Company is reviewing the Lawsuit. Due to the preliminary stage of the proceeding, the Company is unable to evaluate the probability of success of the Lawsuit.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: August 17, 2022